SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Potential Public Offering of Shares

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, in compliance with article 157, paragraph 4, of Law no. 6.404, of December 15, 1976, as amended, and in the Resolution of the Comissão de Valores Mobiliários ("CVM") no. 44, of August 23, 2021, hereby informs its shareholders and the market in general, further to the Material Facts nos. 06/22, 07/22 and 10/22 and the Notice to the Market nos. 01/23 and 09/23, that it has started to structure a potential primary and/or secondary offering of common shares or units issued by the Company (the "Potential Offering"), in connection with the process of dispersion of the share capital of the Company.

The Company has engaged certain banks to act as coordinators in the structuring Potential Offering, pursuant to CVM Resolution No. 160, of July 13, 2022 as amended and other applicable rules.

To date, the State of Paraná and the Company have not determined if the Potential Offering will occur or its terms and conditions and, therefore, as of the date hereof, no public offering of securities is being made in Brazil, in the United States of America or in any other jurisdiction.

The implementation of the Potential Offering is subject to, among other factors, obtaining the applicable approvals (including corporate approvals), macroeconomic and market conditions in Brazil and abroad, the execution of definitive agreements and the procedures required to the implementation of public offerings in accordance with current regulations, which are factors beyond the Company's control.

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations or sales of securities will be made in accordance with the registration requirements of the Securities Act and CVM Resolution No. 160, of July 13, 2022 as amended.

Curitiba, May 29, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 29, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.